Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     KINGSWAY ANNOUNCES CHANGE OF AUDITOR

     TORONTO, Sept. 23 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX:
KFS) (the "Company") announced today that, at the request of the Company, KPMG
LLP ("KPMG") has resigned as auditor of the Company and BDO USA, LLP ("BDO")
has been appointed as the Company's successor auditor.
     Both the resignation of KPMG and the appointment of BDO were considered and approved by the Board of Directors of the Company.
     There have been no reservations in the reports of KPMG on the financial statements of the Company for the two most recently completed fiscal years and there have been no reportable events (as such term is defined in National
Instrument 51-102 - Continuous Disclosure Obligations) between the Company and
KPMG.

     About Kingsway Financial Services Inc.

     Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange,
under the trading symbol "KFS".

     %CIK: 0001072627

     /For further information: Leeann Repta, CPCU, CIA, Kingsway Financial
Services Inc., Tel: 416-848-1171, Fax: 416-850-5439, Web Site:
www.kingsway-financial.com/
     (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 17:20e 24-SEP-10